Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements on Form S-8 of Pfizer Inc. dated October 5, 1994 (No. 33-55771), as amended, April 16, 2003 (No. 333-104582) and October 16, 2009 (No. 333-162519) of our report dated June 9, 2022, with respect to the statements of net assets available for plan benefits as of December 31, 2021 and 2020, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2021, and the related notes, and the accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year), which report appears in the December 31, 2021 annual report on Form 11-K of the Pfizer Savings Plan.
/s/ KPMG LLP
Memphis, Tennessee
June 9, 2022